SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Earthstone Energy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

Philip A. Davidson

Post Oak Energy Capital, LP

34 S. Wynden Drive, Suite 300

Houston, TX 77056

(713) 571-9393

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27032D304	Page 2 of 8

1	NAMES OF REPORTING PERSONS Cypress Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,017,213
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,017,213

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,017,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%(1)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	This calculation is based on a total of 105,416,926 shares of Class A Common Stock outstanding as of October 11, 2022, based on the press release issued by Earthstone on October 11, 2022.

SCHEDULE 13D

CUSIP No. 27032D304	Page 3 of 8

1	NAMES OF REPORTING PERSONS Post Oak Energy Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,167,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,167,213(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,167,213(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)

Post Oak Energy Capital, LP (“Post Oak”) is the sole managing member of Cypress. Cypress directly holds 11,017,213 shares of Class A Common Stock. See Footnote 1 on Page 2 above. Therefore, Post Oak may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Cypress. Post Oak is also the sole managing member of Broken Oak Investments, LLC (“Broken Oak”). Broken Oak directly holds 150,000 shares of Class A Common Stock. Therefore, Post Oak may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Broken Oak.

(2)	This calculation is based on a total of 105,416,926 shares of Class A Common Stock outstanding as of October 11, 2022, based on the press release issued by Earthstone on October 11, 2022.

SCHEDULE 13D

CUSIP No. 27032D304	Page 4 of 8

1	NAMES OF REPORTING PERSONS Post Oak Energy Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,167,213(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,167,213(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,167,213(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%(2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)

Post Oak Energy Holdings, LLC (“POEH”) is the sole general partner of Post Oak, which is the sole managing member of Cypress. Cypress directly holds 11,017,213 shares of Class A Common Stock. See Footnote 1 on Page 2 above. Therefore, POEH may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Cypress. Post Oak is also the sole managing member of Broken Oak. Broken Oak directly holds 150,000 shares of Class A Common Stock. Therefore, POEH may be deemed to beneficially own all of the reported Class A Common Stock that are deemed to be beneficially owned by Broken Oak.

(2)	This calculation is based on a total of 105,416,926 shares of Class A Common Stock outstanding as of October 11, 2022, based on the press release issued by Earthstone on October 11, 2022.

SCHEDULE 13D

CUSIP No. 27032D304	Page 5 of 8

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on April 22, 2022, as amended by Amendment No. 1 filed on July 8, 2022 (the “Prior 13D” and, together with this Amendment No. 2, the “Schedule 13D”), by Cypress Investments, LLC, a Delaware limited liability Company (“Cypress”), Post Oak Energy Capital, LP, a Delaware limited partnership (“Post Oak”), and Post Oak Energy Holdings, LLC, a Delaware limited liability company (“POEH”), and relates to the beneficial ownership of the shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). Except as otherwise specified in this Amendment No. 2, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior 13D, as amended, in their entirety. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Prior 13D, as amended.

This Amendment No. 2 is being filed on behalf of the reporting persons identified on the cover pages of this Amendment No 2.

Item 2. Identity and Background

This Amendment No. 2 amends and restates Item 2 of the Prior 13D solely with respect to the Related Persons of Post Oak and POEH. The Related Persons of Post Oak and POEH are set forth in Schedule I hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

This Amendment No. 2 amends and supplements Item 3 of the Prior 13D to add the following paragraph as set forth below:

On September 23, 2022, Broken Oak Investments, LLC, a wholly owned subsidiary of Post Oak (“Broken Oak”), acquired 150,000 shares of Class A Common Stock on the open market at a weighted average price of $11.3667, for purchase prices between $11.25 and $11.50. The Reporting Persons will provide to the SEC, Earthstone and any stockholder, upon request, full information regarding the number of shares of Class A Common Stock purchased at each separate price. The funds used for the purchase of these Shares were the working capital of Broken Oak.

On October 6, 2022, Cypress purchased 1,000,000 shares of Class A Common Stock directly from a broker at a price of $14.75 per share, for an aggregate purchase price of approximately $14,750,000 (excluding commissions). The funds used for the purchase of these Shares were the working capital of Cypress.

Item 5. Interest in Securities of the Issuer

The information contained on the cover pages of this Schedule 13D and in Item 3 is incorporated herein by reference. Unless otherwise noted, all percentages of Class A Common Stock outstanding contained herein are based on a total of 105,416,926 shares of Class A Common Stock outstanding as of October 11 2022, based on the press release issued by Earthstone on October 11, 2022.

(a) and (b)

In the aggregate, Cypress beneficially owns, as of the date hereof, 11,017,213 shares of Class A Common Stock, representing approximately 10.5% of the outstanding shares of Class A Common Stock, and Post Oak and POEH beneficially own, as of the date hereof, 11,167,213 shares of Class A Common Stock, representing approximately 10.6% of the outstanding shares of Class A Common Stock.

(i) Cypress has shared voting and dispositive power over 11,017,213 shares of Class A Common Stock, representing approximately 10.5% of the outstanding shares of Class A Common Stock;

(ii) Post Oak, by virtue of its status as the sole managing member of Cypress and Broken Oak, has shared voting and dispositive power over 11,167,213 shares of Class A Common Stock, representing approximately 10.6% of the outstanding shares of Class A Common Stock; and

(iii) POEH, by virtue of its status as the sole general partner of Post Oak, has shared voting and dispositive power over 11,167,213 shares of Class A Common Stock, representing approximately 10.6% of the outstanding shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 27032D304	Page 6 of 8

In addition, by virtue of the agreements made pursuant to the Voting Agreement, the Reporting Persons, EnCap Investments L.P. and the Warburg Parties may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. In the aggregate, such group will beneficially own 80,186,513 shares of Class A Common Stock, representing approximately 57.5% of the outstanding Class A Common Stock as of October 11, 2022 (calculated on the basis of an assumed combined total of 139,373,450 shares of Class A Common Stock outstanding, which assumed combined total (i) includes 105,416,926 shares of Class A Common Stock outstanding as of October 11 2022, based on the press release issued by Earthstone on October 11, 2022, and (ii) assumes that the 33,956,524 shares of Class B Common Stock held by entities affiliated with EnCap Investments L.P., based on Amendment No. 10 to the Schedule 13D filed by such entities with the SEC on July 7, 2022, were exchanged, along with an equivalent number of membership units of EEH, for newly issued shares of Class A Common Stock on a one-for-one basis. The aggregate beneficial ownership noted above for the Reporting Persons, EnCap Investments L.P. and the Warburg Parties assumes that (i) entities affiliated with EnCap Investments L.P. collectively hold 22,122,820 shares of Class A Common Stock, based on the Form 4 filed by such entities with the SEC on July 7, 2022, and 33,956,524 shares of Class B Common Stock, based on the Schedule 13D filed by such entities with the SEC on July 7, 2022, and (ii) the Warburg Parties collectively hold 12,939,956 shares of Class A Common Stock, based on the Schedule 13G filed by the Warburg Parties with the SEC on August 22, 2022, and the press release issued by Earthstone on October 11, 2022 relating to the sale of Class A Common Stock by the Warburg Parties to Earthstone and in a block trade to a brokerage firm.

The Reporting Persons expressly disclaim any beneficial ownership of shares of Common Stock or any other equity security beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates. This Schedule 13D does not reflect any Common Stock or any other equity securities beneficially owned by EnCap Investments L.P., the Warburg Parties or any of their respective affiliates.

(c) Except as set forth in Item 3 above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

[Signatures on following page]

SCHEDULE 13D

CUSIP No. 27032D304	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2022	Cypress Investments, LLC

	By:	/s/ Frost W. Cochran
Name: Frost W. Cochran
Title: Authorized Person

Dated: October 11, 2022	Post Oak Energy Capital, LP

	By:	/s/ Frost W. Cochran
Name: Frost W. Cochran
Title: Authorized Person

Dated: October 11, 2022	Post Oak Energy Holdings, LLC

	By:	/s/ Frost W. Cochran
Name: Frost W. Cochran
Title: Authorized Person

SCHEDULE 13D

CUSIP No. 27032D304	Page 8 of 8

SCHEDULE I

The limited partners and members (collectively, the “Related Persons”) of Post Oak and POEH, respectively, are set forth below, including each Related Person’s present principal occupation and citizenship. The principal business address of each of the Related Persons is c/o Post Oak Energy Capital, LP, 34 S. Wynden Drive, Suite 300, Houston, TX 77056

Members of POEH

Name	Present Principal Occupation in Addition to Position with POEH, and Positions with the Reporting Entities	Citizenship
Frost Cochran	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States
Clint Wetmore	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States
Philip Davidson	Member of POEH; Limited Partner of Post Oak; Managing Director of POEH	United States

Partners of Post Oak

Name	Present Principal Occupation in Addition to Position with Post Oak, and Positions with the Reporting Entities	Citizenship
Frost Cochran	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States
Clint Wetmore	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States
Philip Davidson	Limited Partner of Post Oak; Member of POEH; Managing Director of POEH	United States